599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179
April 22, 2008

VIA E-MAIL AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Dr Pepper Snapple Group, Inc.
(formerly CSAB Inc.)
Registration Statement on Form 10
(File No. 001-33829)
Changed Pages to Amendment No. 4 filed on April 16, 2008

Dear Mr. Reynolds:

On behalf of Dr Pepper Snapple Group, Inc. (the “Company”), please find attached for your review the proposed changed pages to the Company’s Amendment No. 4 to its registration statement on Form 10 filed on April 16, 2008.

If you have any questions concerning the attached pages, please call the undersigned at (212) 848-7325, or Lona Nallengara or Matthew F. Musselman of Shearman & Sterling LLP, at (212) 848-8414 and (212) 848-4798, respectively.

Very truly yours,

/s/  Stephen T. Giove

Stephen T. Giove

Attachments

cc:	Ronald E. Alper
Thomas Kluck
(Securities and Exchange Commission)

Henry Udow, Chief Legal Officer and Company Secretary
(Cadbury Schweppes plc)

John O. Stewart, Executive Vice President and Chief Financial Officer
James L. Baldwin, Jr., Executive Vice President and General Counsel
(Dr Pepper Snapple Group, Inc.)

David Lefkowitz, Esq.
(Weil, Gotshal & Magnes LLP)

Daniel Berner
(Deloitte & Touche LLP)

To the extent we become more leveraged, the risks described above would increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

In addition, the agreements governing the debt that we entered into in connection with the separation contain covenants that, among other things, limit our ability to incur debt at subsidiaries that are not guarantors, incur liens, merge or sell, transfer or otherwise dispose of all or substantially all of our assets, make investments, loans, advances, guarantees and acquisitions, enter into transactions with affiliates and enter into agreements restricting our ability to incur liens or the ability of our subsidiaries to make distributions. These agreements also require us to comply with certain affirmative and financial covenants. For additional information about our debt agreements, see “Description of Indebtedness.”

Risks Related to Our Separation from and Relationship with Cadbury Schweppes

We may not realize the potential benefits from the separation.

We may not realize the benefits that we anticipate from our separation from Cadbury Schweppes. These benefits include the following:

•	allowing our management to focus its efforts on our business and strategic priorities,

•	enabling us to allocate our capital more efficiently,

•	providing us with direct access to the debt and equity capital markets,

•	improving our ability to pursue acquisitions through the use of shares of our common stock as consideration,

•	enhancing our market recognition with investors, and

•	increasing our ability to attract and retain employees by providing equity compensation tied to our business.

We may not achieve the anticipated benefits from our separation for a variety of reasons. For example, the process of separating our business from Cadbury Schweppes and operating as an independent public company may distract our management from focusing on our business and strategic priorities. Although as an independent public company we will be able to control how we allocate our capital, we may not succeed in allocating our capital in ways that benefit our business. In addition, although we will have direct access to the debt and equity capital markets following the separation, we may not be able to issue debt or equity on terms acceptable to us or at all. The availability of shares of our common stock for use as consideration for acquisitions also will not ensure that we will be able to successfully pursue acquisitions or that the acquisitions will be successful. Moreover, even with equity compensation tied to our business we may not be able to attract and retain employees as desired. We also may not realize the anticipated benefits from our separation if any of the matters identified as risks in this Risk Factors section were to occur. If we do not realize the anticipated benefits from our separation for any reason, our business may be adversely affected.

Our historical financial performance may not be representative of our financial performance as a separate, stand-alone company.

The historical financial information included in this information statement has been derived from Cadbury Schweppes’ consolidated financial statements and does not reflect what our financial condition, results of operations or cash flows would have been had we operated as a separate, stand-alone company during the periods presented. Cadbury Schweppes currently provides certain corporate functions to us and costs associated with these functions have been allocated to us. These functions include corporate communications, regulatory, human resources and benefits management, treasury, investor relations, corporate controller, internal audit, Sarbanes-Oxley compliance, information technology, corporate legal and compliance, and community affairs. The total amount of these allocations from Cadbury Schweppes was approximately $161 million in 2007. All of these allocations are based on what we and Cadbury Schweppes considered to be reasonable reflections of the historical levels of the services and support provided to our business. The historical information does not necessarily

As a result of certain separation transactions the carrying amounts of certain of our Canadian assets will be stepped up to fair value in accordance with valuations performed and Canadian law and the amount of tax deductible goodwill associated with these assets will have to be calculated. For book purposes, these assets will be reflected at carryover basis and no goodwill will be recorded. All or a portion of our cash tax benefit received from the amortization of the stepped up assets and the amount of tax deductible goodwill will be remitted to Cadbury Schweppes or one of its subsidiaries under the tax-sharing and indemnification agreement and, therefore, it is expected that a deferred tax asset would be recognized, which would be offset by an amount that would be a payable from us to Cadbury Schweppes. We have not completed the tax valuations of these Canadian assets and the associated calculation of the amount of the tax deductible goodwill to quantify the amount of the deferred tax assets and the related liability to Cadbury Schweppes. We expect to finalize these calculations during the second quarter of 2008.

On July 11, 2007 we acquired SeaBev and it is included in our audited combined financial statements from that date. Due to the relatively small size of the acquisition, no adjustments have been reflected in this summary unaudited pro forma combined financial data.

The unaudited pro forma combined financial data is for informational purposes only and is not necessarily indicative of what our financial performance would have been had the transactions reflected therein been completed on the dates assumed. It may not reflect the financial performance that would have resulted had we been operating as an independent, publicly-traded company during those periods. In addition, it is not indicative of our future financial performance.

The following unaudited pro forma combined financial data should be read in conjunction with “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our historical audited combined financial statements and the related notes thereto included elsewhere in this information statement.

Dr Pepper Snapple Group, Inc.

Unaudited Pro Forma Combined Balance Sheet
As of December 31, 2007

	Historical	Adjustments		Pro Forma
	(In millions, except share and
	per share data)

Assets
Current assets:
Cash and cash equivalents	$67	$3,808	(i)	$100
		(1,628	)(j)
		(1,852	)(k)
		(295	)(l)
Accounts receivable:
Trade (net of allowances of $20)	538	—		538
Other	59	—		59
Related party receivable	66	(39	)(j)	—
		(27	)(h)
Notes receivable from related parties	1,527	(1,527	)(j)	—
Inventories	325	—		325
Deferred tax assets	81	—		81
Prepaid and other current assets	76	—		76

Total current assets	2,739	(1,560)		1,179
Property, plant and equipment, net	868	7	(l)	875
Investment in unconsolidated subsidiaries	13	—		13
Goodwill	3,183	—		3,183
Other intangible assets, net	3,617	—		3,617
Other non-current assets	100	92	(i)	573
		354	(d)
		27	(h)
Non-current deferred tax assets	8	122	(n)	158
		28	(d)

Total assets	$10,528	$(930)		$9,598

Liabilities and Invested Equity

Current liabilities:
Accounts payable and accrued expenses	$812	$—		$812
Related party payable	175	(175	)(j)	—
Current portion of long-term debt payable to third parties	—	1,920	(i)	1,920
Current portion of long-term debt payable to related parties	126	(126	)(j)	—
Income taxes payable	22	10	(o)	32

Total current liabilities	1,135	1,629		2,764
Long-term debt payable to third parties	19	1,980	(i)	1,999
Long-term debt payable to related parties	2,893	(2,893	)(j)	—
Deferred tax liabilities	1,324	—		1,324
Other non-current liabilities	136	71	(m)	589
		382	(d)

Total liabilities	5,507	1,169		6,676
Commitments and contingencies
Shareholders’ Equity:
Common shares, $0.01 par value, 800,000,000 authorized; 253,500,000 outstanding on a pro forma basis		3	(p)	3
Contributed surplus		2,931	(p)	2,931
Parent Company Equity
Cadbury Schweppes’ net investment	5,001	(1,852	)(k)	—
		(288	)(l)
		(18	)(m)
		101	(n)
		(2,934	)(p)
		(10	)(o)
Accumulated other comprehensive income (loss)	20	(53	)(m)	(12)
		21	(n)

Total invested equity	5,021	(2,099)		2,922

Total liabilities and invested equity	$10,528	$(930)		$9,598

See Notes to Unaudited Pro Forma Combined Financial Data

An exchange ratio will be used to calculate the number of DPS restricted stock units that our current and former employees will receive at the time of separation upon the exchange of their Cadbury Schweppes restricted stock units. This exchange ratio will be calculated by dividing the closing price of a Cadbury Schweppes ordinary share on the last day of trading (i.e., May 1, 2008) on the London Stock Exchange by the closing price of a share of DPS common stock on the first day of trading (i.e., May 7, 2008) on the New York Stock Exchange. The holder will receive a number of DPS restricted stock units equal to the exchange ratio multiplied by the number of Cadbury Schweppes restricted stock units held by such holder.

Intellectual Property Agreements

Various agreements are in effect between us and Cadbury Schweppes relating to the use of certain trademarks, patents and other intellectual property. These include agreements relating to the use and protection of intellectual property where the intellectual property is separately owned by us, Cadbury Schweppes and certain third parties in different countries, as is the case with Dr Pepper and certain other brands. These also include licenses from Cadbury Schweppes to us for the use of the Rose’s trademark and certain technology in our business, and licenses from us to Cadbury Schweppes for the use of the Canada Dry trademark with Cadbury Schweppes’ Halls product in the U.S. and the Snapple, Mott’s, Clamato and Holland House trademarks in Cadbury Schweppes’ beverage business located principally in Australia.

Debt and Payables

The following are descriptions of related party debt arrangements as of December 31, 2007. All of the following debt will be settled in connection with the separation.

Cadbury Ireland Limited.  The total principal we owed to Cadbury Ireland Limited was $40 million at December 31, 2007 and 2006, respectively. The debt bears interest at a floating rate based on 3-month LIBOR. The interest rates were 5.31% and 5.36% at December 31, 2007 and 2006, respectively. The outstanding principal balance is payable on demand and is included in the current portion of long-term debt. We recorded $2 million, $2 million and $1 million of interest expense related to the debt for 2007, 2006 and 2005, respectively.

Cadbury Schweppes Finance plc.  We have a variety of debt agreements with Cadbury Schweppes Finance plc with maturity dates ranging from May 2008 to May 2011. These agreements had a combined outstanding principal balance of $511 million and $2,937 million at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, $511 million and $2,387 million of the debt was based upon a floating rate ranging between LIBOR plus 1.5% to LIBOR plus 2.5%. The remaining principal balance of $550 million at December 31, 2006 had stated fixed interest rates ranging from 5.76% to 5.95%. We recorded $65 million, $175 million and $99 million of interest expense related to these notes for 2007, 2006 and 2005, respectively.

Cadbury Schweppes Overseas Limited.  The total principal we owed to Cadbury Schweppes Overseas Limited was $0 million and $22 million at December 31, 2007 and 2006, respectively. We settled the note in November 2007. The debt bore interest at a floating rate based on Mexican LIBOR plus 1.5%. The actual interest rate was 9.89% at December 31, 2006. We recorded $2 million, $15 million and $40 million of interest expense related to the note for 2007, 2006 and 2005, respectively.

Cadbury Adams Canada, Inc.  The total principal we owed to Cadbury Adams Canada, Inc. was $0 million and $15 million at December 31, 2007 and 2006, respectively and is payable on demand. The debt bore interest at a floating rate based on 1 month Canadian LIBOR. The interest rate was 4.26% at December 31, 2006. We recorded $2 million of interest expense related to the debt for 2007 and less than $1 million for both 2006 and 2005.

Cadbury Schweppes Americas Holding BV.  We have a variety of debt agreements with Cadbury Schweppes Americas Holding BV with maturity dates ranging from 2009 to 2017. These agreements had a combined outstanding principal balance of $2,468 million at December 31, 2007 and bear interest at a floating interest rate ranging between 6-month USD LIBOR plus 0.75% and 6-month USD LIBOR plus 1.75%. We recorded $149 million of interest expense related to this debt for 2007.

Cadbury Schweppes Treasury America.  The total principal we owed to Cadbury Schweppes Treasury America was $0 million and $235 million at December 31, 2007 and 2006, respectively. The debt bore interest at a

Summary Compensation Table

The following table sets forth information regarding the compensation earned by NEOs in 2007.

Summary Compensation Table

						Change in
						Pension
						Value and
						Non-
						Qualified
					Non-Equity	Deferred
			Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Awards	Awards	Compensation	Earnings	Compensation	Total
Name & Principal Position	Year	($)(4)	($)(5)	($)(6)	($)(7)	($)(8)	($)(9)	($)

Larry D. Young,	2007	672,266	514,402	112,168	510,400	35,000	197,411	2,041,647
President and Chief Executive Officer(1)
John O. Stewart,	2007	425,654	407,965	—	218,266	5,000	78,288	1,135,173
Executive Vice President and Chief Financial Officer
Randall E. Gier,	2007	456,577	335,509	329,539	190,378	55,000	57,186	1,424,189
Executive Vice President, Marketing and R&D
James J. Johnston, Jr.,	2007	435,962	241,532	98,678	182,497	75,000	52,151	1,085,820
President, Finished Goods and Concentrate Sales
Pedro Herrán Gacha,	2007	431,427	370,375	89,966	89,998	50,000	619,936	1,651,702
President, Mexico and the Caribbean
Gilbert M. Cassagne,	2007	714,808	448,019	322,341	448,406	910,000	2,257,202	5,100,776
Former President and Chief Executive Officer(2)
John L. Belsito,	2007	470,354	193,466	77,652	241,414	120,000	80,280	1,186,812
Former President, Snapple Distributors(3)

(1)	Mr. Young was appointed President and Chief Executive Officer on October 10, 2007.

(2)	Mr. Cassagne, formerly President and Chief Executive Officer, left the company effective October 12, 2007.

(3)	Mr. Belsito, formerly President, Snapple Distributors, left the company effective December 19, 2007.

(4)	The amounts shown in this column represent the base salary reported on each Form W-2 for each of our NEOs for 2007. Due to our payroll practices, the amounts shown reflect base salary earned between December 21, 2006 and December 22, 2007. Base salary earned between December 23, 2007 and December 31, 2007 will be reported on the 2008 Form W-2 and reflected in the Summary Compensation Table in our 2009 proxy statement.

(5)	The amounts shown in this column represent the dollar amount of the accounting expense recognized for financial statement reporting purposes for 2007 for all outstanding stock awards granted to the NEOs pursuant to the international share award plan, the bonus share retention plan and the long-term incentive plan, in accordance with the rules of SFAS 123(R). For Mr. Cassagne and Mr. Belsito, these amounts also include the dollar amount of the accounting expense recognized for outstanding stock awards granted pursuant to the integration share success plan. The amounts disregard adjustment for forfeiture assumptions and do not reflect amounts realized or paid to the NEOs in 2007 or prior years. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in note 14 to our audited combined financial statements. For further information on the stock awards granted in 2007, see the Grants of Plan-Based Awards Table.

(6)	The amounts shown in this column represent the dollar amount of the accounting expense recognized for financial statement reporting purposes for 2007 for all outstanding option awards granted to the NEOs pursuant to the Cadbury Schweppes share option plan in accordance with SFAS 123(R). The amounts disregard adjustment for forfeiture assumptions and do not reflect amounts realized or paid to the NEOs in 2007 or prior years. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in note 14 to our audited combined financial statements. No option awards were granted to the NEOs in 2007.

(7)	The amounts shown in this column represent the annual incentive awards for 2007 that were paid to our NEOs in March 2008 pursuant to the annual incentive plan.

(8)	The amounts shown in this column represent an estimate of the aggregate change during 2007 in the actuarial present value of accumulated benefits under the personal pension account plan, the pension equalization plan and the supplemental executive retirement plan (as applicable), as described in more detail below in the Pension Benefits Table. The change in the actuarial present value of the accumulated benefits under the plans was determined in accordance with SFAS 87. Assumptions used to calculate these amounts are included in note 13 to our audited combined financial statements and include amounts that the NEOs may not be currently entitled to receive because such amounts are not vested.

(9)	The amounts shown in this column represent the following components:

	Perquisites ($)
			Disability	Company
	Automobile	Service	Income	Contributions	Other
	Allowance	Allowance	Premiums	($)(a)	($)(b)	Total ($)

Mr. Young	30,010	19,000	4,214	27,002	117,185	197,411
Mr. Stewart	21,544	14,000	1,986	16,883	23,875	78,288
Mr. Gier	19,944	14,000	3,314	18,120	1,808	57,186
Mr. Johnston	13,670	14,000	2,965	17,549	3,967	52,151
Mr. Herrán	65,413	14,000	3,307	17,114	520,102	619,936
Mr. Cassagne	25,627	24,000	2,531	28,703	2,176,341	2,257,202
Mr. Belsito	23,515	21,000	—	18,688	17,077	80,280

(a)	The amounts shown represent Cadbury Schweppes’ matching contributions to the tax-qualified defined contribution plan and non-tax qualified defined contribution plan. The contributions to the tax-qualified defined contribution plan are as follows: for Mr. Young, $9,111; for Mr. Stewart, $8,857; for Mr. Gier, $8,857; for Mr. Johnston, $9,111; for Mr. Herrán, $8,857; for Mr. Cassagne, $9,111; and for Mr. Belsito, $8,857. The contributions to the non-tax qualified plan are as follows: for Mr. Young, $17,891; for Mr. Stewart, $8,026; for Mr. Gier, $9,263; for Mr. Johnston, $8,438; for Mr. Herrán, $8,257; for Mr. Cassagne, $19,592; and for Mr. Belsito, $9,831.

(b)	The amounts shown reflect the following costs: for Mr. Young, $117,185 for club membership dues and expenses; for Mr. Stewart, $1,875 for executive physical and $22,000 for home sale bonus; for Mr. Gier, $1,808 for executive physical; for Mr. Johnston, $3,967 for sporting events; for Mr. Herrán, $23,450 for education expenses, $84,155 for security expenses, $206,228 for tax equalization expenses, $43,156 for location allowance, $53,954 for foreign service premium, $101,789 for housing allowance, $2,300 for tax preparation expenses, $1,078 for cost of living adjustments, $3,296 for 10-year service award and $696 for club membership dues and expenses; for Mr. Cassagne, $2,171,154 for separation payments and $5,187 for 25-year service award; and for Mr. Belsito, $2,075 for executive physical and $15,002 for merit bonus. For additional information about further amounts payable to Mr. Cassagne and Mr. Belsito, see “— Separation Arrangements Related to Mr. Cassagne and Mr. Belsito.”

Exhibit 21.1
Subsidiaries of Dr Pepper Snapple Group, Inc.

Name of Subsidiary		Jurisdiction of Formation

1.	Cadbury Aguas Minerales, S.A. de C.V.	Mexico
2.	Cadbury Bebidas, S.A. de C.V.	Mexico
3.	Cadbury Servicios, S.A. de C.V.	Mexico
4.	Cadbury Servicios Comerciales, S.A. de C.V.	Mexico
5.	Comercializadora de Bebidas, S.A. de C.V.	Mexico
6.	Compañía Exportadora de Aguas Minerales, S.A. de C.V.	Mexico
7.	Distribuidora Anahuac, S.A. de C.V.	Mexico
8.	Distribuidora de Aguas Minerales, S.A. de C.V.	Mexico
9.	Embotelladora Balseca, S.A. de C.V.	Mexico
10.	Embotelladora Mexicana de Agua, S.A. de C.V.	Mexico
11.	Embotelladora Orange Crush, S.A.	Mexico
12.	Industria Embotelladora de Bebidas Mexicanas, S.A. de C.V.	Mexico
13.	Manantiales Peñafiel, S.A. de C.V.	Mexico
14.	Snapple Beverage de Mexico, S.A. de C.V.	Mexico
15.	Snapple Europe Limited	England
16.	A&W Concentrate Company	Delaware
17.	Am Trans, Inc.	Illinois
18.	Beverage Management, Inc.	Michigan
19.	Cadbury Adams Finance Corp.	Delaware
20.	Cadbury Beverages Delaware, Inc.	Delaware
21.	Cadbury Beverages Inc.	Delaware
22.	Cadbury Schweppes Americas Beverages, Inc.	Delaware
23.	Cadbury Schweppes Bottling Group, Inc.	Delaware
24.	Cadbury Schweppes SBS, Inc.	Delaware
25.	Dr Pepper Bottling Company of Texas	Delaware
26.	Dr Pepper Bottling of Spokane, Inc.	Washington
27.	Dr Pepper Company	Delaware
28.	Dr Pepper/Seven Up Beverage Sales Company	Texas

1

Name of Subsidiary		Jurisdiction of Formation

29.	Dr Pepper/Seven Up Manufacturing Company	Delaware
30.	Dr Pepper/Seven Up, Inc.	Delaware
31.	Juice Guys Care, Inc.	Massachusetts
32.	Mott’s General Partnership	Nevada
33.	Mott’s LLP	Delaware
34.	Nantucket Allserve, Inc.	Massachusetts
35.	Pacific Snapple Distributors, Inc.	California
36.	Royal Crown Company, Inc.	Delaware
37.	Seven-Up / RC Bottling Company, Inc.	Delaware
38.	Seven-Up Bottling Company of San Francisco	California
39.	Snapple Beverage Corp.	Delaware
40.	Snapple Distributors, Inc.	Delaware
41.	Southeast-Atlantic Beverage Corporation	Florida
42.	The American Bottling Company	Delaware
43.	Aguas Minerales International Investments B.V.	Netherlands
44.	Bebidas Americas Investments B.V.	Netherlands
45.	Americas Beverages Management GP	Nevada
46.	Beverage Investments LLC	Delaware
47.	Cadbury Schweppes Americas Employee Relief Fund	Texas
48.	Cadbury Schweppes Americas Inc.	Delaware
49.	Cadbury Schweppes Americas Investments Inc.	Delaware
50.	Cadbury Schweppes Finance, Inc.	Delaware
51.	Cadbury Schweppes Holdings (U.S.)	Nevada
52.	CBI Holdings Inc.	Delaware
53.	International Beverage Investments GP	Delaware
54.	International Investments Management LLC	Delaware
55.	MSSI LLC	Delaware
56.	Berkeley Square US, Inc.	Delaware
57.	Nuthatch Trading US, Inc.	Delaware
58.	High Ridge Investments US, Inc.	Delaware

2